Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 15, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Jay Williamson, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Williamson:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X MSCI Emerging Markets Covered Call ETF (the “Fund”), included in Post-Effective Amendment No. 735 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on August 25, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

FEES AND EXPENSES

1. Comment: With respect to the section of the Fund’s Prospectus titled “INVESTMENT OBJECTIVE”, please reference the index provider when describing the index.

Response: The Registrant has added the name of the index, including the name of index provider, to the description of the index.

2. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Acquired Fund Fees and Expenses:[2]	0.09%
Total Annual Fund Operating Expenses:	0.69%
Expense Reimbursement and/or Fee Waiver:[3]	(0.09)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement:	0.60%

1Other Expenses are based on estimated amounts for the current fiscal year.

2 “Acquired Fund Fees and Expenses” sets forth the Fund’s pro rata portion of the cumulative expenses charged by the exchange-traded funds~~, closed-end funds, business development companies~~ and other investment companies in which the Fund invests. These expenses are calculated based on the Fund’s portfolio holdings during the prior fiscal period. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Fund’s assets. Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Fund’s Prospectus and in the Fund’s shareholder reports, which reflect the Fund’s operating expenses and do not include acquired fund fees and expenses.

3 Pursuant to an Expense Limitation Agreement, the Adviser has contractually agreed to reimburse or waive fees and/or limit Fund expenses to the extent necessary to assure that the operating expenses of the Fund (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest, and extraordinary expenses (such as litigation and indemnification expenses)) will not exceed 0.60% of the Fund's average daily net assets per year, effective ~~November 11, 2022~~September 24, 2023 until at least March 1, 2025.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$61	$212
PRINCIPAL INVESTMENT STRATEGIES

3. Comment: Please tailor the second footnote to the fee table to recognize that the Fund will not be investing in closed end fund or business development companies.

Response: Please see the revised second footnote in the Registrant’s response to Comment #2 above.

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please 1) explain the covered call strategy, including its construction, its goals, and the benefits and drawbacks of such a strategy in various market conditions; 2) address the underlying emerging markets index or exchange-traded fund that the strategy will use, including any material

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

country or sector exposures; and 3) discuss the index the Fund will track and how the Fund will track it. In other words, the disclosure should indicate why investors would want to invest in this Fund and what exposures the Fund seeks to provide.

Response: The Registrant has moved disclosure relating to the covered call strategy to the be more prominent within the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” and otherwise updated the section as follows:

The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the Cboe MSCI Emerging Markets IMI BuyWrite Index (the "Underlying Index") or in investments that have economic characteristics, including, but not limited to, geographic exposure and market capitalization, that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index measures the performance of a covered call strategy that holds a theoretical portfolio of the underlying securities of the MSCI Emerging Markets Investable Market Index (the “Reference Index”) ~~and/or the [Emerging Markets ETF]~~ and "writes" (or sells) a succession of one-month at-the-money (“ATM”) covered call options on the MSCI Emerging Markets Index (“Options Reference Index”).

~~The Fund invests in the securities reflected in the Underlying Index or in investments (including other underlying ETFs) that have economic characteristics that are substantially identical to the economic characteristics of such component securities, and cannot invest directly in the Underlying Index itself.~~ In seeking to track the Underlying Index, the Fund follows a "buy-write" investment strategy on the Reference Index in which the Fund purchases investments (including other underlying ETFs) that have economic characteristics that are substantially identical to the economic characteristics of the Reference Index and also writes (or sells) call options on the Options Reference Index that correspond to approximately 100% of the value of securities in the Reference Index, which are expected to generate income. If the price of the Options Reference Index is above the strike price of the Fund’s call options positions upon the closing out of the call option, then the Fund would owe the purchaser of the call option the difference between the strike price and the value of the Options Reference Index, so the amount owed with respect to the call option would offset any gains the Fund may experience from the securities held. For example, if the price of the Options Reference Index were to increase by 15% from the time the call options were sold to the time the call options were closed out, then the call options would be expected to have a value equal to approximately 15% of the value the portfolio had at the time when the call options were sold, which would offset all of the Fund’s gains from the increase in the Options Reference Index over the relevant period. However, if the price of the Options Reference Index is below the strike price of the Fund’s call options positions when closed out, the call options will be worthless and the Fund will retain the premium. An investor that purchases Fund shares other than on the day that the Fund writes (sells) monthly call options, or who sells shares other than on the day that the call options are closed out, may experience different investment returns, depending on the relative difference between the strike price of the Fund’s call options positions, and the price of the Options Reference Index.

The implications of the written (sold) call option are described in more detail here:

Call Options – When ~~an investor~~ the Fund sells a call option, ~~the investor~~ the Fund receives a premium in exchange for an obligation to sell shares of a reference asset at a strike price on the expiration date if

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

the buyer of the call option exercises it. If the reference asset closes above the strike price as of the expiration date and the buyer exercises the call option, ~~the investor~~ the Fund will have to pay the difference between the value of the reference asset and the strike price. If the reference asset closes below the strike price as of the expiration date, the call option may end up worthless and ~~the investor~~ the Fund retains the premium.

On a monthly basis, the Underlying Index’s hypothetical portfolio will write (sell) a succession of one-month call options on the Options Reference Index corresponding to approximately 100% of the value of the securities in the Reference Index, and will cover such options ~~by holding the component securities of the Reference Index or~~ by holding investments (including other underlying ETFs) that have economic characteristics that are substantially identical to the economic characteristics of such component securities. Each call option written in the Underlying Index’s hypothetical portfolio will have an exercise price generally at the prevailing market price of the Options Reference Index. However, if call options with those precise strike prices are unavailable, the Underlying Index’s hypothetical portfolio will instead select the call options with the strike price closest to but above the prevailing market price of the Options Reference Index. Each option position in the Underlying Index’s hypothetical portfolio will (i) be traded on a national securities exchange; (ii) be held until one day prior to the expiration date (i.e., generally the Thursday preceding the third Friday of the month) and liquidated at a price determined at 2:00p.m. ET (unless the Fund “closes out” the option through the repurchase of the option at the market close on the last day of trading); (iii) expire on its date of maturity (in the next calendar month); (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

The Reference Index is an equity benchmark which measures the performance of the large, mid and small-capitalization equity market across Emerging Markets, as defined by MSCI, Inc. (the “Index Provider”). The Reference Index is a free float-adjusted market capitalization weighted index that includes securities classified as Emerging Markets according to the Index Provider, which screens companies using size, liquidity and other criteria in order to determine the investable universe. Similarly, the Options Reference Index is a free float-adjusted market capitalization weighted index with securities classified as Emerging Markets according to the Index Provider, but only includes large and mid-capitalization securities, as determined by the Index Provider. As of August 31, 2023, the Reference Index’s and the Options Reference Index’s largest exposures were to constituents with material exposure to China, India and Taiwan and constituents representing the financials and information technology sectors.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). The Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

The performance of the Reference Index may diverge from the performance of the Options Reference Index. If the constituents of the Reference Index which are not constituents of the Options Reference Index underperform the other constituents of the Options Reference Index, and the Options Reference Index options written by the Fund expire in the money, then the Fund’s performance will be negative during such period, even if the performance of the Reference Index during such period is positive. Additionally, the value of the Options Reference Index and the Reference Index may move up or down after the strike price of the call options is selected for a given period, in which case movements in the value of the options contracts may be expected to offset movements in the Reference Index to a greater or lesser extent. As a result, an investor that purchases Fund shares other than on the day that the Fund writes (sells) monthly call options, or

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

who sells shares other than on the day that the call options expire, may experience different investment returns, depending on the relative difference between the strike price of the Fund’s call options positions, and the price of the Options Reference Index at the time when the investor purchases or sells the Fund.

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The call options sold by the Fund will be collateralized by the Fund's equity holdings at the time the Fund sells the options. ~~By selling call options on the value of the portfolio of stocks in the Reference Index, the Fund's covered call strategy may generate income. If the price of the Reference Index is above the strike price of the Fund’s call options positions upon the expiration of the call option, then at expiration the Fund would owe the purchaser of the call option the difference between the strike price and the value of the Reference Index, so the amount owed with respect to the call option would offset any gains the Fund may experience from the securities held. For example, if the price of the Reference Index were to increase by 15% from the time the call options were sold to the time the call options expired, then the call options would be expected to have a value equal to approximately 15% of the value the portfolio had at the time when the call options were sold, which would offset all of the Fund’s gains from the increase in the Reference Index over the relevant period. However, if the price of the Reference Index is below the strike price of the Fund’s call options positions at expiry, the call options will expire worthless and the Fund will retain the premium. An investor that purchases Fund shares other than on the day that the Fund takes writes (sells) monthly call options, or who sells shares other than on the day that the call options expire, may experience different investment returns, depending on the relative difference between the strike price of the Fund’s call options positions, and the price of the Reference Index.~~

The Fund generally uses a representative sampling strategy with respect to the Underlying Index. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities (including indirect investments through underlying ETFs) that collectively has an investment profile similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. Underlying ETFs may constitute a substantial portion of the Fund's assets. These include country weightings, market capitalization and other financial characteristics of securities. Under normal circumstances, at least 80% of the Fund's total assets will be invested in component securities of the Underlying Index or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate. The Adviser expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before fees and expenses, will exceed 95%. A correlation percentage of 100% would indicate perfect correlation.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of August 31, 2023, the Underlying Index was ~~concentrated in the [ ] industry and had significant exposure to the [ ] sector~~ not concentrated in any industry and did not have significant exposure to any sector.

5. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify the phrase “economic characteristics that are substantially identical” when discussing the Fund’s 80% investment policy.

Response: Please see the Registrant’s response to Comment #4 above.

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

6. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund’s Underlying Index “measures the performance of [an emerging markets index] and/or an [emerging markets ETF],” please explain the use of “and/or” as indexes are not interchangeable and specific the index that the Underlying Index with measure its performance against.

Response: Please see the Registrant’s response to Comment #4 above.

7. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please tailor the disclosure regarding “Call Options” to describe investments made specifically by the Fund.

Response: Please see the Registrant’s response to Comment #4 above.

8. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please consider removing defined terms, such as “Referenced Index,” and refer specifically to the index by name.

Response: The Fund acknowledges the comment, but respectfully declines to amend its disclosure at this time. The Fund believes that use of defined terms, such as "Underlying Index," “Reference Index,” and “Options Reference Index,” clearly delineates the roles that each index plays within the Fund’s strategy and makes the disclosure easier for investors to understand.

9. Comment: With respect to the supplement filed May 18, 2023, for the combined prospectus for the series of the Trust with similar covered call strategies, please supplementally explain the purpose and impact of the updated option expiration procedures.

Response: The supplement filed May 18, 2023, was made in response to an index methodology update for the underlying indexes of the respective series of the Trust. This update was made by the index provider to optimize the roll process of the FLEX options utilized by the underlying indexes. The Fund does not utilize FLEX options, but due to certain aspects of the options utilized, the Underlying Index will also close out the options position at 2 p.m. EST on the day prior to expiration. This has been reflected in the revised Principal Investment Strategies section of the Fund’s Prospectus, as seen in the Registrant’s response to Comment #4 above.

10. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, when discussing the Fund’s principal investment strategies and use of call options, please disclose that the Fund will be exposed to market losses as a result of investing in securities of the Reference Index.

Response: The Registrant does not expect the Fund to directly hold the securities of the Reference Index and the Principal Investment Strategies section of the Fund’s Prospectus has been updated accordingly. Please also see the Registrant’s response to Comment #4 above.

SUMMARY OF PRINCIPAL RISKS
11. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS,” please consider moving the “Risk of Investing in Emerging Markets” risk disclosure up towards the beginning of the section, as investors will be exposed to declines in emerging markets.

U.S. Securities and Exchange Commission
Attention: Jay Williamson, Esq.
September 15, 2023

Response: The Registrant acknowledges the Staff’s views on disclosure presentation, however, after consideration of the issues, the Registrant believes the current placement of the “Risk of Investing in Emerging Markets” disclosure is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

STATEMENT OF ADDITIONAL INFORMATION

12. Comment: With respect to the section of the Fund’s Statement of Additional Information titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please remove subsection “a” of fundamental restriction 7 and supplementally confirm that when the Fund determines concentration, the fund will use reasonable efforts to look through to determine whether the Fund is concentrated.

Response: The Fund acknowledges the comment, but respectfully declines to amend its disclosure at this time. The Fund acknowledges the comment, but respectfully declines to amend its disclosure at this time.
The Fund believes that its current policy on concentration, as disclosed in its SAI, complies with applicable legal requirements under Section 8(b)(1)(E) of the 1940 Act, including applicable SEC Staff guidance. See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013). The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. Cf. Section 5(b) of the 1940 Act (expressly excluding investment companies from the “75% diversification basket” and not imposing any look-through for determining diversification).

13. Comment: If the index licensing agreement for the Fund has not yet been filed, please include the agreement in the Fund’s 485(b) filing.

Response: The agreement will be included in Part C of the Registration Statement in the Fund’s 485(b) filing.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.